                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               I-Link Incorporated
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                                (Name of Issuer)

                     Common Stock Par Value $.007 Per Share
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                         (Title of Class of Securities)

                                Niklaus F. Zenger
                             Chief Executive Officer
                            Red Cube International AG
                          Bahnhofstrasse 10 CH-6300 Zug
                                   Switzerland
                                +33 411 271 7575

                                    Copy to:
                                 George H. White
                               Sullivan & Cromwell
                                St. Olave's House
                               9a Ironmonger Lane
                            London EC2V 8EY, England

                                +44 207 710 6570
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 30, 2000
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ x ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

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CUSIP NO. NOT APPLICABLE                                     PAGE 3 OF 12 PAGES
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 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         RED CUBE INTERNATIONAL AG
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 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [  ]
                                                                      (b)  [  ]
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 3.      SEC USE ONLY

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 4.      SOURCE OF FUNDS*
         WC; OO
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 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [  ]
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 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         SWITZERLAND
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                           7.       SOLE VOTING POWER
  NUMBER OF                         100
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          51,834,003
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           100
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    51,834,003
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         51,834,103
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [  ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         65.1%
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14.      TYPE OF REPORTING PERSON*
         HC; CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                       3

Item 1.  Security and Issuer.

         This Schedule 13D relates to the Common Stock par value $.007 per share
(the "I-Link Common Stock") of I-Link Incorporated, a Florida corporation
("I-Link") having its principal executive offices at 13751 S. Wadsworth Park
Drive, Suite 200, Draper, Utah 84020.

Item 2.  Identity and Background.

         This Schedule 13D is filed by Red Cube International AG, a Swiss corporation ("Red Cube"), a provider of Internet Protocol (IP) and enhanced
Web-based communication services, having its principal executive offices at
Bahnhofstrasse 10 CH-6300 Zug, Switzerland.

         Set forth in Schedule A attached hereto is certain information with respect to the directors and executive officers of Red Cube. Red Cube is controlled by Niklaus Zenger, its Chief Executive, either directly or indirectly through KPR Finanz-Und Verwaltungs AG ("KPR") a family holding company.

         (d) and (e). During the last five years, neither Red Cube nor any of its directors or executive officers, to the best of Red Cube's knowledge, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or
State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         In connection with the Securities Purchase Agreement and the Voting
Agreement, as defined and described under Item 4 hereof, Red Cube is anticipated to (x) pay to Winter Harbor, as defined under Item 5, a total of $60,000,000 in cash and (y) grant to Winter Harbor an option to purchase 52,499 ordinary shares of Red Cube at an exercise price of $190.48 per share, payable in Swiss francs, and another option to purchase 58,333 ordinary shares of Red Cube at an exercise price of $171.43 per share, payable in Swiss francs.

                                        4

         The source of the funds used in this transaction is Red Cube's working capital and capital contributions to Red Cube by certain of Red Cube's equity investors.

Item 4.  Purpose of Transaction.

         The Securities Purchase Agreement

         On August 30, 2000, Red Cube entered into a Securities Purchase
Agreement with KPR and Winter Harbor (the "Securities Purchase Agreement"), to
acquire from Winter Harbor;

      (x) on the First Closing Date as defined in Section 7.1(a) of the
Securities Purchase Agreement that is incorporated by reference herein:

         (i) 4,400 shares of Series M Preferred Stock of I-Link, par value
$10.00 per share (the "Series M Preferred Stock"), convertible into 7,861,475 shares of I-Link Common Stock;

         (ii) Promissory Notes of I-Link, in the aggregate principal amount of
$7,768,000, convertible into 5,251,233 shares of I-Link Common Stock and warrants to purchase an additional 5,000,000 shares of I-Link Common Stock; and

         (iii) Warrants of I-Link to purchase 18,800,000 shares of I-Link Common
Stock; and

(y) on the Second Closing Date as defined in Section 8.1(a) of the
Securities Purchase Agreement that is incorporated by reference herein:

         (i) 14,404 shares of Series N Preferred Stock of I-Link, par value
$10.00 per share (the "Series N Preferred Stock"), convertible into 5,181,295 shares of I-Link Common Stock; and

         (ii) Warrants of I-Link to purchase 9,740,000 shares of I-Link Common
Stock.

         Aside from the I-Link Common Stock, none of the aforementioned classes of securities is registered under the Securities Exchange Act. Holders of Series
M Preferred Stock and Series N Preferred Stock have voting rights including the right to vote together with the holders of I-Link Common Stock on an "as if converted" basis.

                                        5

         Exhibit A to the Securities Purchase Agreement, which is incorporated by reference herein, sets forth details of the Promissory Notes and the various series of Warrants that are to be purchased by Red Cube in this transaction.

         Pursuant to the Securities Purchase Agreement Winter Harbor also assigns to Red Cube all its rights under the Shareholders Agreement, dated as of
October 10, 1997, among Winter Harbor and other I-Link shareholders named therein (the "Shareholders Agreement"). As a result of such assignment and upon completion of the purchase of the Series M Preferred Stock, I-Link would be required to obtain Red Cube's approval rights with respect to any action proposed by I-Link to:

         (i) amend, modify or repeal the charter or by- laws of I-Link or the articles of incorporation, by- laws, or other organizational document of any subsidiary, or to create, authorize, designate or issue any class or series of equity securities of I-Link or any subsidiary or any option, warrants or other rights to receive any class or series of equity securities of I-Link or any subsidiary;

         (ii) effect any merger, recapitalization or consolidation with or into another entity, or enter into any binding share exchange or similar transaction with any entity;

         (iii) sell, transfer, lease or dispose of all or substantially all of its assets in one transaction or a series of related transactions, or liquidate, dissolve or wind-up its affairs;

         (iv) sell, transfer, dispose of, lease, pledge or encumber (a
     "disposition"), or engage in a series of related dispositions, of any of its assets (including rights) having a value, in the aggregate for such transaction or series of transactions, in excess of $250,000;

         (v) lease or otherwise acquire any assets having a value, in the aggregate, in excess of $250,000;

         (vi) incur or prepay any indebtedness (or guarantee obligations of others or enter into any other guarantee or credit support arrangement);

                                        6

         (vii) pay any dividend or make other distributions or redemption payments with respect to any of its equity interests;

         (viii) conduct or engage in any business other than the business in which it is presently engaged (and such other businesses as are reasonably ancillary thereto);

         (ix) form and own, in whole or in part, one or more corporations, trusts, partnerships or other subsidiary entity;

         (x) acquire, own or hold for investment any equity interests in another entity or any option, warrant, or other debt or equity interest convertible into or evidencing the right to acquire (whether or not for additional consideration) any equity interest in such entity;

         (xi) enter into any transaction or agreement (or amend any agreement)
     with any affiliate of I-Link or any of the I-Link shareholders;

         (xii) adopt or amend its annual budget;

         (xiii) hire, employ or discharge any of its executive officers, managers or key employees;

         (xiv) engage or discharge its independent certified public accountants;

         (xv) initiate or settle any litigation involving an amount in controversy in excess of $250,000;

         (xvi) adopt or amend any employee benefit plan or program;

         (xvii) enter into any commitment or series of related commitments involving a payment or payments of an aggregate amount in excess of
     $500,000.

         (xviii) file for voluntary or involuntary protection under federal or state bankruptcy or insolvency laws or make any assignment for the benefit of creditors; or

         (xix) take any action that would make it impossible for I-Link or any of its subsidiaries to

                                        7

     carry on its ordinary business or take any action that is in contravention of I-Link's Amended and Restated Articles of Incorporation.

         When the purchase of the Series M Preferred Stock is completed and as long as Red Cube holds a majority of shares of the Series M Preferred Stock, Red
Cube will have the right to elect two individuals in I-Link's board of directors and the sole power to remove them.

         During the period from the execution of the Securities Purchase
Agreement and until its termination, Winter Harbor agrees not to remove, or cause the removal of, or cause to resign, the two directors elected to I-Link's board of directors pursuant to Winter Harbor's rights under the Shareholders
Agreement and as the sole holder of the Series M Preferred Stock without the prior written consent of Red Cube.

         The Voting Agreement and the Proxy

         As of September 11, 2000, Red Cube has entered into a Voting Agreement with Winter Harbor (the "Voting Agreement"). Pursuant to the terms of the Voting
Agreement from the date thereof and until the First Closing Date, Red Cube has the right to direct the vote of any securities entitled to vote or that can be converted to voting securities and that are subject to the Securities Purchase
Agreement, with respect to any matter not in the ordinary course of business.
Pursuant to the terms of the Voting Agreement, Winter Harbor is also restricted during the same period from transferring, converting or in any other way disposing of any such securities. Sections 1 and 2 of the Voting Agreement, attached hereto as Exhibit 2, are incorporated by reference herein.

         At the First Closing Winter Harbor will grant Red Cube an irrevocable proxy, pursuant to Section 5.6(a) of the Securities Purchase Agreement, with respect to all securities to be transferred to Red Cube upon the Second Closing
(the "Proxy"). Section 5.6(a) of the Securities Purchase Agreement, attached hereto as Exhibit 1, and the terms "First Closing" and "Second Closing" as defined in such agreement are incorporated by reference herein.

         If the Proxy granted to Red Cube is determined to be invalid or unenforceable in any respect, the Voting Agreement will remain effective after the First Closing Date

                                        8

with respect to the securities to be delivered at the Second Closing Date.

         The Voting Agreement shall terminate on the earliest of (i) the Second
Closing Date, (ii) the fifth business day following the date on which ordinary shares of Red Cube commence trading on SWX Market, (iii) April 2, 2000 and (iv)
the termination of the Securities Purchase Agreement. The Proxy shall terminate on the earlier of (i) the fifth business day following the date on which ordinary shares of Red Cube commence trading on the SWX Market, or (ii) April 2,
2000.

         Changes in I-Link's Capitalization

         Red Cube intends to assist I-Link in gaining access to the financial resources it may need. Such assistance is expected to include the exercise for cash of the Warrants Red Cube will acquire upon the First and Second Closing.
Exhibit 3 and Exhibit 4 hereto are incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b). Red Cube beneficially owns 51,834,103 shares of I-Link
Common Stock representing a 65.1% of shares of I-Link Common Stock outstanding, based on the number of shares of I-Link Common Stock outstanding as contained in the Definitive Proxy Statement filed by I-Link with the Securities and Exchange
Commission on August 29, 2000 and, pursuant to Rule 13d-3(d)(1), considering as
"outstanding" all shares of I-Link Common Stock beneficially owned by Red Cube that are subject to warrants, conversion rights and other similar rights.

         Pursuant to the Securities Purchase Agreement and the Voting Agreement
Red Cube has shared voting control and shared dispositive power over all
51,834,003 shares of I- Link Common Stock which Winter Harbor has a right to acquire under the terms of the convertible securities, warrants and other similar rights that are to be purchased by Red Cube under the Securities
Purchase Agreement. Such securities are described under Item 4 hereof and in
Exhibit A to the Securities Purchase Agreement which is attached to this
Schedule 13D as Exhibit 1, and is incorporated herein by reference. Red Cube shares such voting control and dispositive power with Winter Harbor L.L.C., a
Delaware limited liability company, engaged in private investment,

                                        9

mainly, in the area of media and communications and having its principal offices at 11400 Skipwith Lane, Potomac, Maryland 20854.

         Red Cube has sole voting power and sole dispositive power over 100 shares of I-Link Common Stock that were acquired by Richard Lin on behalf of Red
Cube as described below under Item 5(c).

         (c) Neither Red Cube nor, to the best knowledge of Red Cube, any person set forth in Schedule A, has effected any transaction in I-Link Common Stock during the past 60 days, except as disclosed herein, other than the purchase on
September 8, 2000, of 100 shares of I-Link Common Stock by Richard Lin on behalf of Red Cube in an open market transaction at a price of $4.875 per share.

         (d) Not applicable.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings, or
         Relationships With Respect to Securities of
         the Issuer.

         Except as set forth above, neither Red Cube nor, to the best knowledge of Red Cube, any of its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of I-Link, including but not limited to, transfer or voting of any securities of I-Link, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Exhibit                            Description

            1                  Securities Purchase Agreement (including all
                               exhibits thereto), dated as of August 30, 2000,
                               among Red Cube, KPR and Winter Harbor.

            2                  Voting Agreement, dated as of September
                               11, 2000, between Red Cube and Winter
                               Harbor.

                                       10

            3                  Press Release dated as of September 5,
                               2000

            4                  Letter from Red Cube to I-Link, dated as
                               of September 5, 2000

                                       11

                                    SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2000                   Red Cube International AG
                                            a Swiss corporation

                                            By: /s/ Markus Mueller
                                                Name:  Markus Mueller
                                                Title: Executive Vice President
                                                       and CFO

                                       12

                                   SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTORS

NAME                                        POSITION

Niklaus F. Zenger                           Chairman of the Board and
                                            Chief Executive Officer

Markus Mueller                              Executive Vice President
                                            and CFO

Alexander Nill                              Director

Marino Magdalena                            Director

                                       12